
December 16, 2024

Kerri-Ann Millar
Chief Financial Officer
Cue Biopharma, Inc.
40 Guest Street
Boston, MA 02135

>   **Re: Cue Biopharma, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **File No. 001-38327**

Dear Kerri-Ann Millar:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Life Sciences